UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

NEW MOUNTAIN FINANCE HOLDINGS, L.L.C.

(Name of Issuer)

Common Membership Units

(Title of Class of Securities)

None

(CUSIP Number)

Steven B. Klinsky
New Mountain Finance Corporation
787 Seventh Avenue
New York, NY  10019
(212) 720-0300

Copies to:

Stuart H. Gelfond
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY  10004-1980
(212) 859-8000

(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

May 19, 2011

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: [   ]

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D
CUSIP No.

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) New Mountain Finance Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 10,697,691*
EACH REPORTING	9	SOLE DISPOSITIVE POWER 10,697,691
PERSON WITH	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,697,691
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 34.6%
14	TYPE OF REPORTING PERSON CO

*Pursuant to the Investment Company Act of 1940, as amended, voting rights with respect to Units owned by the Reporting Person generally will be exercised by it in accordance with the directions of its stockholders.

ITEM 1.                      SECURITY AND ISSUER

This statement on Schedule 13D (“Statement”) relates to the common membership units (“Units”) of New Mountain Finance Holdings, L.L.C., a Delaware limited liability company (the “Issuer”).  The principal executive offices of the Issuer are located at 787 Seventh Ave, New York, New York 10019.

ITEM 2.                      IDENTITY AND BACKGROUND

(a) – (c) and (f).      This Statement is being filed by New Mountain Finance Corporation, a Delaware corporation (the “Reporting Person”).

The Reporting Person is a holding company with no direct operations of its own, and its only business and sole asset is the ownership of Units of the Issuer.

The principal business and principal office address of the Reporting Person is 787 Seventh Avenue, New York, NY 10019.

 (d) – (e).  During the last five years, the Reporting Person was not convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) and was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.                      SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The business and operations of the Issuer were restructured in connection with the registration under the Securities Exchange Act of 1934, as amended, of the Units and the initial public offering (the “IPO”) of the shares of common stock, par value $0.01 per share (“New Mountain Finance Common Stock”), of the Reporting Person.

Following a series of formation transactions that were undertaken in connection with the IPO (the “Formation Transactions”), the Reporting Person owned 1,252,964 Units.  On May 19, 2011, the Reporting Person, New Mountain Finance AIV Holdings Corporation (“AIV Holdings”), the Issuer and certain other parties entered into the Amended and Restated Limited Liability Company Agreement of the Issuer (the “LLC Agreement”), pursuant to which the Reporting Person agreed to acquire from the Issuer upon the closing of the IPO, a number of Units equal to the aggregate number of shares of New Mountain Finance Common Stock issued by the Reporting Person in the IPO and concurrent private placement (the “Private Placement”).  On May 25, 2011, in connection with the closing of the IPO, the Reporting Person used the gross proceeds of $129,864,996 it received in the IPO and Private Placement to acquire 9,444,727 Units.

ITEM 4.                      PURPOSE OF TRANSACTION

            The Reporting Person acquired the securities of the Issuer to generate income and capital appreciation through investments in debt securities.  The Reporting Person is a holding company with no direct operations of its own, and intends that its only business and sole asset will be its ownership of Units.

The LLC Agreement provides that there must be a one-to-one ratio between the number of Units owned by the Reporting Person and the number of shares of New Mountain Finance Common Stock outstanding, and accordingly, the Reporting Person may acquire Units of the Issuer in order to maintain such ratio.

Depending on market conditions and subject to any applicable contractual or legal restrictions, in accordance with the LLC Agreement as described in Item 6, AIV Holdings currently intends to exchange its Units for shares of New Mountain Finance Common Stock and to sell such shares of New Mountain Finance Common Stock in an underwritten public offering or private sale.

The Reporting Person has adopted a dividend reinvestment plan (“Dividend Reinvestment Plan”) which provides that if the Reporting Person’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the Reporting Person’s stockholders in additional shares of New Mountain Finance Common Stock (unless a stockholder opts out of such reinvestment), and the Reporting Person will automatically reinvest such cash in additional Units.  The Reporting Person intends to make distributions to its stockholders out of assets legally available for distribution each quarter following the completion of the IPO.

 ITEM 5.                      INTEREST IN SECURITIES OF THE ISSUER

(a) – (b).  The aggregate percentage of Units reported owned by the Reporting Person is based upon 30,919,629 Units outstanding, which is the total number of Units outstanding as of May 23, 2011, as reported in the Prospectus filed pursuant to Rule 497, as filed with the Securities and Exchange Commission on May 23, 2011.

For the aggregate number of securities of the Issuer beneficially owned, the percentage of the class of securities of the Issuer beneficially owned, the number of securities for which the Reporting Person has the sole power to vote or to direct the vote, the number of securities for which the Reporting Person has the shared power to vote or to direct the vote, the number of securities for which the Reporting Person has the sole power to dispose or to direct the disposition, and the number of securities for which the Reporting Person has the shared power to dispose or to direct the disposition, see the responses to Items 7 through Item 11 and Item 13 on the attached cover page.

(c).  On May 19, 2011, as part of the Formation Transactions pursuant to which assets were contributed to (and liabilities were assumed by) the Issuer, the Reporting Person became the owner of 1,252,964 Units.  On May 19, 2011, the Reporting Person also entered into the LLC Agreement, pursuant to which it agreed to acquire the number of Units equal to the aggregate number of shares of New Mountain Finance Common Stock issued by the Reporting Person in the IPO and Private Placement.  All of the Units acquired pursuant to the LLC Agreement were acquired by the Reporting Person on May 25, 2011 as described in Item 3.   Except as set forth in the preceding sentences, the Reporting Person did not dispose of, or become the beneficial owner of, any Units in the 60 days prior to May 19, 2011.

(d).  No person is known by any Reporting Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Units that may be deemed to be beneficially owned by any Reporting Person.

(e).  Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The LLC Agreement provides that the parties intend to ensure a one-to-one ratio between the number of Units owned by the Reporting Person and the number of shares of New Mountain Finance Common Stock outstanding, and accordingly the Reporting Person is obligated to acquire Units if it issues shares of New Mountain Finance Common Stock in order to maintain such ratio.  In addition, the LLC Agreement provides that each of AIV Holdings and New Mountain Finance Advisers BDC, L.L.C., a Delaware limited liability company (when and if it acquires Units), can require the Reporting Person, subject to certain conditions, to exchange Units owned by them from time to time.

The LLC Agreement also provides that the Issuer intends to make distributions to its members (including AIV Holdings and the Reporting Person) in an amount that is sufficient to enable the Reporting Person to pay quarterly distributions to its shareholders and to obtain and maintain the Reporting Person’s status as a regulated investment company. A more detailed summary of the LLC Agreement is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  This summary is qualified in its entirety by the terms of the LLC Agreement, which is set forth as Exhibit 99.1, and is incorporated herein by reference.

Pursuant to the Dividend Reinvestment Plan, if the Reporting Person’s board of directors declares a cash distribution to its stockholders, such cash distribution shall be automatically reinvested on behalf of the stockholders in additional shares of Common Stock (unless a stockholder opts out of such reinvestment), and the Reporting Person will automatically reinvest such cash in additional Units of the Issuer. The Reporting Person intends to make distributions to its stockholders out of assets legally available for distribution each quarter following the completion of the IPO.  A more detailed summary of the Dividend Reinvestment Plan is set forth in the Issuer’s Prospectus dated May 19, 2011, as filed with the SEC on May 23, 2011.  This summary is qualified in its entirety by the terms of the Dividend Reinvestment Plan, which is set forth as Exhibit 99.2, and is incorporated herein by reference.

ITEM 7.                      MATERIAL TO BE FILED AS EXHIBITS

99.1
Form of Amended and Restated Limited Liability Company Agreement of the Issuer filed as Exhibit (b)(3) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

99.2	Form of Dividend Reinvestment Plan of the Issuer filed as Exhibit (e) to the Issuer’s Registration Statement on Form N-2 dated May 9, 2011, and incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  May 31, 2011

NEW MOUNTAIN FINANCE CORPORATION

By:	/s/ Adam Weinstein
Name: Adam Weinstein
Title: Chief Financial Officer